Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(in thousands, except for ratio)

	For the Year Ended December 31,
	2018	2017	2016	2015	2014
		As Recast	As Recast
Earnings:
Income before income taxes	$199,318	$199,007	$347,967	$346,719	$137,131
Add: Fixed Charges	59,882	44,924	33,058	28,843	24,027
Add: Amortization of capitalized interest	173	168	130	127	141
Less: Interest capitalized	2,354	3,188	1,763	—	—
Less: Earnings from joint venture, net	167	159	164	136	217
Less: pre-tax net loss attributable to noncontrolling interest	—	—	—	(44)	(386)
Total earnings	$256,852	$240,752	$379,228	$375,597	$161,468

Fixed charges:
Interest costs (1)	$56,116	$42,178	$30,599	$26,510	$21,205
Interest factor of operating lease expense (2)	3,766	2,746	2,459	2,333	2,822
Total fixed charges	$59,882	$44,924	$33,058	$28,843	$24,027

Ratio of earnings to fixed charges (3)	4.29	5.36	11.47	13.02	6.72

(1)	Interest costs include both interest expensed and capitalized, including amortization of deferred financing costs and original issue discount on debt.

(2)	Interest factor of operating lease expense is based on an estimate which the Company considers to be a reasonable approximation.

(3)	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.